Exhibit 99.1

Auna Announces 3Q24 Financial Results

Adjusted EBITDA increases 23% YoY FXN, maintaining strong growth

Leverage ratio decreases 0.4x to 3.7x

Luxembourg, November 19, 2024 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru and Colombia, today announced unaudited financial results for the third quarter ended September 30, 2024 (“third quarter 2024” or “3Q24”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

3Q24 Consolidated Highlights

●	Consolidated Revenue increased 11% YoY to S/1,127 million

●	Adjusted EBITDA increased 18% YoY to S/250 million, or +23% FXN (Foreign Exchange Neutral)

●	Adjusted EBITDA Margin of 22.1%, up 1.4 p.p. YoY and 0.8 p.p. YTD

●	Leverage ratio improved to 3.7x from 4.1x in 2Q24

●	Consolidated total capacity utilization increased to 67%, up 4 p.p. YoY

●	Oncology Plan MLR was 53.7%, improved 1 p.p. from the previous quarter.

Message from Auna’s Executive Chairman and President

We delivered a strong quarter. We increased capacity utilization across the regional network which allowed us to achieve record sales. In addition, Adjusted EBITDA reached historical highs in Mexico and Peru which enabled Auna to reduce our leverage ratio to 3.7x Net Debt-to-Adjusted EBITDA.

In Mexico, the implementation of the AunaWay - fostering a culture of patient-centered care, high medical resolution resulting from productive engagement with Auna’s physician and nursing communities, and standardization at scale - continues to yield improved financial results. Our unique approach improves utilization rates and revenues through increased physician productivity and a greater mix of high-complexity services. We anticipate this positive trend will continue and accelerate during 2025.

The early results of our OncoMexico pilot program are encouraging, as we leverage over 35 years of experience providing integrated oncological services in Peru. We will continue the pilot through the remainder of 2024 and into early 2025, focusing on testing commercial, clinical, and risk-underwriting processes in preparation for the launch of OncoMexico by integrating our insurance business into our healthcare platform in Monterrey. The launch will initially target the B2B segment, with plans to scale to the B2C segment later.

In Peru, where our integrated model is most developed, we continue to deliver high performance levels, driven by sustained plan membership demand and ticket growth, as well as scale productivity gains and an ongoing shift toward higher-complexity procedures across our network in the country.

In Colombia which is an important contributor of scale and excellence in clinical practices across Auna, we will continue to regionalize these advantages. We remain optimistic about its medium and long-term prospects. However, we are tempering our growth in the short term. While our cash conversion cycle is managed with rigor, the regulator intervention in some payors, including Nueva EPS, requires a cautious stance in relation to our account receivables growth and related provisions.

With the aforementioned strong performance, during the quarter, we reduced Auna’s leverage, marking the eighth consecutive quarter of a lower Net Debt-to-Adjusted EBITDA ratio, which improved to 3.7x at the end of the quarter, keeping us on track to achieve our medium-term target of less than 3.0x.

In addition, as we continue to further strengthen Auna's capabilities, we recently made a series of adjustments to our organization and team structure.

In summary, we remain optimistic about Auna’s near and long-term growth prospects, particularly regarding our progress in implementing the AunaWay in Mexico and our ongoing expansion in Peru. Although we remain optimistic in Colombia that the tensions between the authorities and payors, and between payors and providers, like ourselves, will be reduced in the medium term, we are managing the situation with prudence and vigilance. Thus, in the near term, in Colombia, we will favor cash flow over growth.

The fragmented and underserved healthcare market in Spanish-speaking Latin America remains highly attractive. Through our distinctive operating model and scalable regional platform, we will continue to innovate, modernize, and expand access to integrated healthcare across the region, always with a sharp focus on providing high value to our patients, their families, Auna staff, and our shareholders.

Overview of 3Q24 Consolidated Results

Revenues increased 11% YoY to S/1,127 million, or 13% FXN, as a result of Auna’s improving sales mix, with revenues increasing 16% in local currency (“L.C.”) in Mexico, 13% in Peru and 11% in Colombia.

In Mexico, the results reflect improvements in productivity and service mix through the implementation of the AunaWay. During the quarter, Auna’s Peruvian operation continued to outperform, demonstrating the strength of the Company’s vertically integrated business model when operating at scale. Colombia kept pace with sustained demand for oncology services, consistent with Auna’s ongoing focus to high-complexity care in the country.

Adjusted EBITDA increased 18% YoY, or 23% FXN, to S/250 million, with the corresponding margin expanding 1.4 p.p. to 22.1% on solid revenue growth and increasing efficiencies across local and regional levels as the Company continues to capture synergies and streamline processes. Operating profit increased 53% YoY and included a one-time S/44 million reversal of the holdback from the acquisition of OCA in Mexico; excluding this reversal, the operating profit would have increased 24% YoY. Consolidated Adjusted EBITDA was impacted by provisions for impairment losses of S/16 million on account receivables in Colombia; excluding these reserves, consolidated Adjusted EBITDA would have been S/265 million, a 30% FXN growth and a 23.6% margin.

Net finance costs were S/103 million in 3Q24 versus S/172 million in 3Q23. When excluding FX effects, net interest expenses would have been S/132 million, a decrease of S/23 million or 15% versus 3Q23. These FX effects include a non-cash accounting FX benefit of S/28 million, corresponding mainly to the appreciation of the Peruvian Sol to the Mexican Peso.

Net Income was S/101 million in 3Q24, compared to Net Income of S/8 million in 2Q24 and Net Loss of S/18 million in 3Q23. On a per-share basis, Auna reported Net Income of S/1.32 based on a weighted average number of basic and diluted shares of 74,175,144.

Adjusted Net Income was S/75 million in 3Q24, versus S/13 million in 2Q24 and a loss of S/17 million in 3Q23. On a per-share basis, Auna reported Adjusted Net Income of S/0.98 based on a weighted average number of basic and diluted shares of 74,175,144.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency)

Auna′s Healthcare Services and AunaSeguros operations in Mexico accounted for 28% of consolidated revenues and 46% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 3Q'24 vs 2Q'24		Δ 3Q'24 vs 3Q'23		Δ YTD'24 vs YTD'23
Healthcare Services Mexico Key Operating Metrics		3Q'24 (USD)	3Q'24	YTD'24	As Reported	Local Currency	As Reported	Local Currency	As Reported	Local Currency
Beds	#		708	708	0%		0%		0%
Surgeries	# (000)		5.6	15.9	6%		1%		1%
Emergency treatments	# (000)		8.7	27.4	-2%		-1%		-1%
Operating capacity utilization	%		65.3%	63.3%	2.0 p.p.		0.9 p.p.		-0.9 p.p.
Total capacity utilization	%		43.4%	42.1%	1.3 p.p.		0.6 p.p.		-0.5 p.p.
Key Financial Metrics
Revenue		85	316	927	4%	14%	7%	16%	9%	8%
Segment Adjusted EBITDA		31	113	317	13%	24%	24%	34%	5%	4%
Segment Adjusted EBITDA margin	%		35.9%	34.2%	2.9 p.p.		4.7 p.p.		-1.3 p.p.

Revenue

Revenue in Mexico increased 16% year-over-year, driven by a rise in surgical procedures, hospitalizations and ICU therapy services, along with higher average tickets related to such services.

During the third quarter, total capacity utilization was 43.4%, an increase of 1.3 p.p. versus 2Q24, while operating capacity utilization reached 65.3%, increasing 2.0 p.p. versus 2Q24.

The implementation of the AunaWay continued to produce positive results in Monterrey, as the Company remains focused on driving accelerated growth in Mexico, largely through increased doctor productivity and payor referrals, as well as higher average ticket through an increased mix of high-complexity services.

Segment Adjusted EBITDA

Although gross margin decreased slightly, due to investments in new compensation programs for doctors, Adjusted EBITDA in Mexico grew 34% YoY, with an increase in margin. Further, the increase in Adjusted EBITDA was achieved despite YoY increases in fixed costs and SG&A related to building Auna’s regional capabilities in Monterrey.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and OncoSalud Peru (Auna’s Healthcare plans business in Peru) accounted for 40% of consolidated revenues and 39% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		3Q'24 (USD)	3Q'24	YTD'24	Δ 3Q'24 vs 2Q'24	Δ 3Q'24 vs 3Q'23	Δ YTD'24 vs YTD'23
Revenue		121	448	1,307	2%	13%	14%
Healthcare Services Peru		69	255	751	0%	11%	14%
Oncosalud Peru		74	273	795	2%	15%	16%
Holding and Eliminations (*)			(80)	(239)	-4%	15%	22%
Consolidated Peru Adjusted EBITDA		26	97	275	3%	49%	59%
Healthcare Services Peru		10	38	116	-4%	45%	100%
Oncosalud Peru		16	58	160	8%	52%	39%
Consolidated Peru Adj. EBITDA margin	%		21.6%	21.1%	0.3 p.p.	5.3 p.p.	6.0 p.p.
Healthcare Services Peru			15.1%	15.4%	-0.6 p.p.	3.5 p.p.	6.6 p.p.
Oncosalud Peru			21.3%	20.1%	1.3 p.p.	5.2 p.p.	3.3 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		3Q'24 (USD)	3Q'24	YTD'24	Δ 3Q'24 vs 2Q'24	Δ 3Q'24 vs 3Q'23	Δ YTD'24 vs YTD'23
Beds	#		375	375	0%	0%	0%
Surgeries	# (000)		5	15	3%	0%	1%
Emergency treatments	# (000)		48	134	1%	6%	-1%
Operating capacity utilization	%		85.1%	83.4%	0.0 p.p.	9.7 p.p.	6.9 p.p.
Total capacity utilization	%		74.5%	72.9%	0.0 p.p.	9.1 p.p.	6.8 p.p.
Key Financial Metrics
Revenue		69	255	751	0%	11%	14%
External revenues		50	185	542	1%	10%	10%
Intercompany revenue		19	70	209	-3%	15%	25%
Segment Adjusted EBITDA		10	38	116	-4%	45%	100%
Segment Adjusted EBITDA margin	%		15.1%	15.4%	-0.6 p.p.	3.5 p.p.	6.6 p.p.

Healthcare Plans Peru Key Operating Metrics		3Q'24 (USD)	3Q'24	YTD'24	Δ 3Q'24 vs 2Q'24	Δ 3Q'24 vs 3Q'23	Δ YTD'24 vs YTD'23
Plan memberships	# (000)		1,296	1,296	3%	4%	4%
Oncological Plans	# (000)		979	979	1%	2%	2%
Average monthly revenue per plan membership			61.39	59.72	1%	2%	3%
Preventive check-ups	# (000)		26	78	5%	-14%	-20%
Patients treated	# (000)		8	53	-37%	18%	5%
MLR	%			57.6%			5.9 p.p.
Oncological Plans	%			53.7%			3.5 p.p.
Key Financial Metrics
Revenue		74	273	795	2%	15%	16%
External revenues		71	263	765	2%	15%	16%
Intercompany revenue		3	10	30	-7%	17%	7%
Segment Adjusted EBITDA		16	58	160	8%	52%	39%
Segment Adjusted EBITDA margin	%		21.3%	20.1%	1.3 p.p.	5.2 p.p.	3.3 p.p.

Total revenue from Peru increased 13% year-over-year to S/448 million. This growth was primarily driven by a 4% rise in memberships and higher average tickets in Healthcare Plans, as well as an 11% increase in revenue in the Healthcare Services business. The latter was due to higher operating and total capacity utilization rates and an improved mix of services and specialties, as the company continues to prioritize high-complexity care across its Peruvian network. In the year to date, the total capacity utilization in Peru was 72.9%, a YoY increase of 6.8 p.p., while operating capacity utilization was 83.4%, a YoY increase of 6.9%.

Adjusted EBITDA in Peru increased 49% to S/97 million, with the margin expanding 5.3 p.p. to 21.6%. Since 2021, Auna has implemented several initiatives to increase the profitability of its operations in Peru, including improving and optimizing the service flow between healthcare facilities and concentrating specialties within the network hospitals, a process that continues to positively impact performance. These measures have resulted in sustained growth in plan memberships, in occupancy at the Company’s healthcare facilities, and in high-complexity services. The ongoing implementation of an effective pricing strategy across services and segments also contributed to improved profitability in Peru. In addition to revenue growth, COGS and SG&A have positively impacted profitability through higher efficiencies in the organizational structure, as well as cost benefits achieved through stronger purchasing capabilities related to pharmaceuticals. The 3Q24 year-to-date MLR from oncology was 53.7%, down 1 p.p. from 54.7%, as reported in the comparable period in the 2Q24 earnings report.

HEALTHCARE SERVICES COLOMBIA

(variance explanations are in local currency)

Auna′s Healthcare services operations in Colombia accounted for 32% of consolidated revenues and 18% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 3Q'24 vs 2Q'24		Δ 3Q'24 vs 3Q'23		Δ YTD'24 vs YTD'23
Healthcare Services Colombia Key Operating Metrics		3Q'24 (USD)	3Q'24	YTD'24	As Reported	Local Currency	As Reported	Local Currency	As Reported	Local Currency
Beds	#		1,116	1,116	0%		1%		1%
Surgeries	# (000)		12	36	4%		-2%		-1%
Emergency treatments	# (000)		44	114	27%		25%		11%
Operating capacity utilization	%		90.0%	89.0%	0.8 p.p		1.6 p.p		2.4 p.p
Total capacity utilization	%		82.2%	81.3%	-0.3 p.p		4.6 p.p		5.5 p.p
Key Financial Metrics
Revenue		98	363	1,090	-4%	0%	12%	11%	27%	15%
Segment Adjusted EBITDA		12	45	153	-22%	-19%	-18%	-18%	12%	1%
Segment Adjusted EBITDA margin	%		12.4%	14.0%	-2.9 p.p		-4.5 p.p		-1.9 p.p.

Revenue from Colombia increased moderately by 11% YoY, through improvements in revenue mix, with chemotherapy and hospitalization services leading growth in terms of volume and ticket. During 3Q24, Clinica del Sur remained in a ramp-up phase, while IMAT Oncomedica had higher volumes of surgeries and chemotherapies. In addition, Emergency treatments that result in hospitalizations increased 25% versus 3Q23.

Total capacity utilization in Colombia in the year-to-date was 81.3%, a YoY increase of 5.5 p.p., while operating capacity utilization increased 2.4 p.p. to 89%. The growth in operating capacity utilization was not only a result of higher demand for services, but also due to efficiency measures applied to hospital beds to support a cautious approach to managing growth in Auna’s network services in the country.

Segment Adjusted EBITDA in Colombia decreased 18% YoY, with the margin decreasing 4.5 p.p. to 12.4%. The decrease in Adjusted EBITDA was due to provisions for impairment losses of S/16 million on account receivables; excluding these impacts, consolidated Adjusted EBITDA would have been S/61 million, a 11% FXN growth and a 16.8% margin.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-24 (USD)	Sep-24	Dec-23	Sep-23	Δ Sep-24 vs
					Dec-23	Sep-23
(+) Loans and borrowings	971	3,602	3,762	3,685	-4%	-2%
Short term debt	157	582	385	481	51%	21%
Long term debt	814	3,021	3,376	3,205	-11%	-6%
(+) Lease Liabilities	37	139	158	157	-12%	-11%
Gross Debt	1,009	3,741	3,920	3,842	-5%	-3%
(-) Cash and cash equivalents / marketable securities	54	200	241	337	-17%	-41%
Net Debt	955	3,541	3,678	3,505	-3.7%	1.0%
Leverage Ratio		3.7x	4.5x	4.4x	-0.7x	-0.7x

Gross Debt at the close of 3Q24 decreased 5% versus 4Q23 to S/3,741 million, mainly due to a S/202 million decrease in FX driven by a 14% depreciation of the MXN/PEN exchange rate for debt in Mexican Pesos, and an increase of S/27 million in accrued interest for Auna’s 2028 term loan and Senior Notes.

Debt Leverage decreased to 3.7x at the end of 3Q24, consistent with the Company's deleveraging plan, having a medium-term target of less than 3.0x Net Debt-to-Adjusted EBITDA.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,602		583	491	355	582	596	995
Financial Leases	61		19	15	11	4	4	8
Operating Leases	78	78
Gross Debt	3,741	78	603	506	366	586	600	1,003

As of 3Q24. Excludes interest. Reflects figures post-refinancing. Y1 = October 2024 to September 2025, Y2 = October 2025 to September 2026, Y3 = October 2026 to September 2027, Y4 = October 2027 to September 2028, Y5 = October 2028 to September 2029, and Y6+ = October 2029 to September 2035.

Auna is pursuing a couple different alternatives to refinance its outstanding 2025 notes and expects to close the refinancing, subject to market conditions, in the short-term.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD'24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Net cash from operating activities	128	475	437	9%
Net cash used in investing activities	(47)	(173)	(116)	49%
Net cash used in financing activities	(88)	(328)	(183)	80%
Cash and cash equivalents at the end of the period	54	200	337	-41%

	LTM Sep-23	LTM Jun-24	LTM Sep-24
Days Sales Outstanding	71	79	81
Days Inventory Outstanding	34	37	38
Days Payable Outstanding	96	109	115
Cash Conversion Cycle	10	7	5

*Measured on an average basis according to last twelve months results.

Net cash from operating activities increased 9% YoY, or S/38 million, to S/475 million for the nine months ended September 30, 2024. Cash generated from operating activities during this period increased S/98 million, or 19%, partially offset by a S/66 million increase in tax payments in Mexico and Peru, due to higher profits.

Net cash in investing activities increased 49% YoY, or S/57 million to S/173 million during the nine months ended September 30, 2024 and included a S/18 million reduction in organic maintenance CapEx, a S/60 million reduction in inorganic CapEx fully related to the acquisition of Dentegra in 2023, and a S/95 million impact from the cash recovery of the IMAT Oncomedica guarantee trust fund also in 2023. Excluding the impact from the cash recovery, net cash in investing activities would have decreased S/38 million, or 18% year-on-year.

Net cash used in financing activities during the nine months ended 2024 was S/328 million, an increase of 80%, or S/145 million, versus the comparable period in 2023. The nine months ended September 30, 2024 included S/354 million in interest and hedge premium payments, as well as S/27 million in IPO and related refinancing activities. The comparable 2023 period included S/117 million from proceeds and repayment of certain indebtedness and financial obligations, S/278 million in payments of interest associated with bridge loans and private placement notes and S/15 million in payments for hedge premiums.

Strengthening our Organizational Structure

Auna continues to adapt and strengthen its regional and cross-functional organizational structure with two key Executive appointments reporting directly to the Chairman of the Board and President of Auna. Effective September 1, 2024, Lorenzo Massart became Executive Vice President of Strategy and Equity Capital Markets; with 30 years of experience in consulting and investment banking, he has been instrumental in Auna’s entry into Mexico and its Initial Public Offering, bringing essential expertise in strategy and capital markets. Effective November 1, 2024, Mauricio Camargo became Executive Vice President of Health Care Services, contributing extensive leadership experience in healthcare transformation, including at HCA Healthcare and McKinsey. Together, these appointments reinforce Auna’s leadership team and commitment to strategic growth.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of September 30, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, November 20th, 2024

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here (https://events.q4inc.com/attendee/591140312)

Definitions and Concepts

Figures in US dollars (US$ or USD) for 3Q24 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.709. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit and adjustments for the year ended, December 31, 2024.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income,

Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

				Δ 3Q'24 vs		Δ YTD'24 vs
	3Q'24 (USD)	3Q'24	YTD'24	2Q'24	3Q'23	YTD'23
Profit (Loss) before Tax	34	127	146	4332%	-722%	222%
(+) Net Finance Cost	28	103	454	-43%	-40%	17%
(+) Depreciation and Amortization	15	55	167	-2%	-7%	-7%
(=) EBITDA	77	286	767	19%	36%	25%
(+) Adjustments	-9.8	-36.2	-28.5
Pre-operating expenses	0.0	0.1	2.3
Business development expenses	-11.8	-43.9	-42.5
Change in fair value of earn-out liabilities	0.0	0.0	0.0
Stock-based consideration	1.5	5.7	6.3
Personnel non-recurring compensation	0.5	1.9	5.5
(=) Adjusted EBITDA	67	250	739	1%	18%	21%
Adjusted EBITDA Margin		22.1%	22.2%	0.0 p.p.	1.4 p.p.	0.8 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of OCA in Mexico.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

At the segment level, 3Q24 adjustments include i) Pre operating expenses of S/ 0.1 in holdings and eliminations; ii) Business development expenses of S/43.9 million in Healthcare Services Mexico; iii) Stock based consideration of S/ 5.7 in Holdings and Eliminations; iv) Personnel non-recurring compensation of S/1.2 million in Healthcare Services Peru, of S/0.7 in Healthcare Services Colombia.

In 3Q23 adjustments include Pre-operating expenses of S/0.5 million in Holdings and eliminations.

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'24 (USD)	3Q'24	3Q'23	YTD'24	YTD'23
Net Income (Loss)	27	101	(18)	100	5
(+) Pre-operating expenses	0.0	0.1	0.5	2.3	0.8
(+) Business development expenses	(11.8)	(43.9)	0.0	(42.5)	0.6
(+) Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	(4.1)
(+) Stock-based consideration	1.5	5.7	0.0	6.3	0.0
(+) Personnel non-recurring compensation	0.5	1.9	0.0	5.5	0.0
(+) Non-cash and non-recurring financial costs	0.0	0.0	0.0	29.6	18.6
(+) Allocated tax effects	3.0	11.0	0.0	8.7	(1.3)
(=) Adjusted Net Income	20	75	(17)	110	20

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of OCA in Mexico.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(f) Non-cash and non-recurring financial costs include; 1) one-time extraordinary costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and 3) non-cash effects related to early extinguishment of financings.

(g) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'24 (USD)	3Q'24	3Q'23	YTD'24	YTD'23
Net Income (Loss)	27	101	(18)	100	5
Income (Loss) attributable to Owner of the company	26	98	(41)	88	(43)
Weighted average number of basic and diluted shares at September 30		74.2	43.9	65.3	43.9
Basic and diluted earnings per share	0.36	1.32	(0.92)	1.35	(0.97)
Adjusted Net Income (Loss)	20	75	(17)	110	20
Income (Loss) attributable to owners of Adjusted Net Income	20	73	(40)	98	(28)
Weighted average number of basic and diluted shares at September 30		74.2	43.9	65.3	43.9
Adjusted Basic and Diluted Earnings per Share	0.26	0.98	(0.91)	1.50	(0.64)

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-23	Dec-23	Sep-24

Current and non-current loans & borrowings	3,685	3,762	3,602
Current and non-current lease liabilities	157	158	139
Cash and cash equivalents	337	241	200
Net Debt	3,505	3,678	3,541
Adjusted LTM EBITDA	788	825	952
Leverage Ratio	4.4x	4.5x	3.7x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-23	Dec-23	Sep-24

(+) Loans and borrowings	3,685	3,762	3,602
Short term debt	481	385	582
Long term debt	3,205	3,376	3,021
(+) Lease Liabilities	157	158	139
Gross Debt	3,842	3,920	3,741
(-) Cash and cash equivalents	337	241	200
Net Debt	3,505	3,678	3,541

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2023 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended September 30, 2023 (MXN 4.6419 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended September 30, 2023 (COP 1,097.8096 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended September 30, 2024 (MXN 5.0339 to PEN 1.00 / COP 1,089.2663 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to, ”or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our expected timing of the refinancing of the 2025 notes, Net Debt-to-Adjusted EBITDA, 2024 Adjusted EBITDA growth, the expected impact on revenues and profitability of certain initiatives we are pursuing in Mexico and our target leverage level. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form F-1 filing with the U.S. Securities and Exchange Commission.

2024 Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form F-1 filed with the United States Securities and Exchange Commission (the “SEC”). Reconciliations of forward-looking non-IFRS measures, specifically the Net-Debt- to-Adjusted- EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Net Debt-to-Adjusted EBITDA to projected net income without unreasonable effort. The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-24 (USD)	Sep-24	Dec-23		Δ Sep-24 vs Dec-23
Assets
Current assets
Cash and cash equivalents	54	200	241		(41)
Trade accounts receivable	265	984	861		123
Other assets	58	214	223		(9)
Inventories	36	133	131		3
Derivative financial instruments	1	3	1		2
Other investments	26	98	93		5
Total current assets	440	1,632	1,549		83
Non-current assets
Trade accounts receivable	0	0	0		0
Other assets	7	27	22		5
Investments in associates and joint venture	6	24	21		3
Property furniture and equipment	628	2,330	2,573		(243)
Intangible assets	740	2,743	3,129		(386)
Right-of-use assets	33	123	139		(16)
Investment properties	2	6	7		(1)
Derivative financial instruments	16	59	81		(23)
Deferred tax assets	55	205	167		38
Other investments	0	0	0		(0)
Total non-current assets	1,488	5,517	6,140		(623)
Total assets	1,928	7,150	7,690		(540)

Liabilities
Current liabilities
Loans and borrowings	157	582	385		197
Lease liabilities	8	31	32		(1)
Trade accounts payable	233	866	749		116
Other accounts payable	84	313	464		(151)
Provisions	5	19	19		(1)
Derivative financial instruments	4	16	-	#	16
Unearned premiums reserve	-	-	-		-
Insurance contract liabilities	8	30	40		(9)
Deferred income	0	0	0		(0)
Total current liabilities	501	1,856	1,689		167
Non-current liabilities
Loans and borrowings	814	3,021	3,376		(356)
Lease liabilities	29	108	126		(18)
Trade accounts payable	1	3	4		(1)
Other accounts payable	20	75	221		(146)
Derivative financial instruments	14	52	-		52
Deferred tax liabilities	98	365	496		(131)
Deferred income	0	0	0		(0)
Total non-current liabilities	977	3,624	4,224		(600)
Total liabilities	1,478	5,481	5,913		(432)

Total equity	450	1,669	1,777		(107)
Total liabilities and equity	1,928	7,150	7,690		(540)

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise

	3Q'24 (USD)	3Q'24	YTD'24	Δ 3Q'24 vs	Δ YTD'24 vs
				3Q'23	YTD'23
Revenue
Healthcare Services Mexico	85	316	927	7%	9%
Healthcare Services Colombia	98	363	1,090	12%	27%
Healthcare Services Peru & Oncosalud Peru	121	448	1,307	13%	14%
- Healthcare Services Peru	69	255	751	11%	14%
- Oncosalud Peru	74	273	795	15%	16%
- Holding and eliminations	(22)	(80)	(239)	15%	22%
Total Revenue	304	1,127	3,323	11%	16%
Cost of sales and services	(183)	(677)	(2,032)	5%	13%
Gross profit	121	449	1,291	21%	22%
Gross margin		39.9%	38.9%	3.2 p.p.	1.7 p.p.
Selling expenses	(15)	(55)	(155)	-1%	2%
Administrative expenses	(53)	(195)	(588)	11%	15%
(Loss) reversal for impairment of trade receivables	(7)	(25)	(28)	4037%	727%
Other income and expenses, net	15	54	73	470%	96%
Operating profit	62	229	593	53%	38%
Finance income	9	34	50	940%	-8%
Finance costs	(37)	(138)	(503)	-21%	14%
Net finance cost	(28)	(103)	(454)	-40%	17%
Share of profit of equity accounted investees	1	2	7	0%	35%
Profit (loss) before tax	34	127	146	-722%	222%
Income tax expense (benefit)	(7)	(27)	(46)	-1003%	15%
Net Income (Loss)	27	101	100	-674%	1853%
EBITDA
Healthcare Services Mexico	42	157	356	71%	18%
Healthcare Services Colombia	12	44	152	-19%	8%
Healthcare Services Peru & Oncosalud Peru	26	95	273	47%	57%
- Healthcare Services Peru	10	37	113	40%	95%
- Oncosalud Peru	16	58	160	52%	39%
Holding and eliminations	(3)	(11)	(13)
Total EBITDA	77	286	767	36%	25%
Adjusted EBITDA
Healthcare Services Mexico	31	113	317	24%	5%
Healthcare Services Colombia	12	45	153	-18%	12%
Healthcare Services Peru & Oncosalud Peru	26	97	275	49%	59%
- Healthcare Services Peru	10	38	116	45%	100%
- Oncosalud Peru	16	58	160	52%	39%
Holding and eliminations	(1)	(6)	(7)
Total Adjusted EBITDA	67	250	739	18%	21%
Adjusted EBITDA Margin		22.1%	22.2%	1.4 p.p.	0.8 p.p.

Statement of Cash Flows

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD'24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Cash flows from operating activities
(Loss) profit for the period	27	100	5	95
Adjustments for:
Depreciation	24	89	103	(14)
Depreciation of right-of-use assets	6	21	19	1
Amortization	16	58	57	0
Other income for reversal of others accounts payable to former shareholders	(13)	(47)	-	(47)
(Reversal) loss for Impairment of inventories	(1)	(3)	(1)	(2)
Equity-settled share-based payment transactions	2	6	-	6
Gain (loss) on disposal of property furniture and equipment	1	2	2	(0)
Loss on disposal of right-of-use assets net of leases	0	0	(0)	0
Loss on disposal of intangibles	0	1	0	1
Other income for reversal of contingent consideration	-	-	(4)	4
Reversal (loss) for impairment of trade receivables	8	28	3	25
Share of profit of equity-accounted investees	(2)	(7)	(5)	(2)
Technical provisions and other provisions	1	4	1	3
Finance income	(13)	(50)	(54)	5
Finance costs	136	503	443	60
Income tax expense	13	46	40	6
Net changes in assets and liabilities
Trade accounts receivable and other assets	(77)	(285)	(210)	(75)
Inventories	(2)	(8)	(7)	(1)
Trade accounts payable and other accounts payable	44	164	86	78
Provisions	(1)	(2)	(2)	(0)
Insurance contract liabilities	(2)	(8)	37	(45)
Cash generated from operating activities	165	612	514	99
Income tax paid	(41)	(154)	(88)	(66)
Interest received	4	16	11	6
Net cash from operating activities	128	475	437	38

YTD'24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Cash flows from investing activities
Acquisition of subsidiary net of cash acquired	-	-	(60)	60
Payment for accounts payables to former shareholder	(5)	(18)	(1)	(17)
Purchase of properties furniture and equipment	(16)	(58)	(80)	22
Purchase of intangibles	(9)	(35)	(31)	(4)
Dividends from equity-accounted investees	0	2	-	2
Purchase of other investments net of sales	(4)	(16)	(16)	(1)
Proceeds from sale of property furniture and equipment	0	0	1	(0)
Payment for contingent consideration	(13)	(47)	(35)	(12)
Proceeds from advance payment for purchase of shares	-	-	12	(12)
Net cash used in investing activities	(47)	(173)	(116)	(57)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	342	1,268	-	1,268
Proceeds from settlement of derivatives - interest rate swaps	0	0	-	0
Payments of initial public offering costs	(4)	(16)	-	(16)
Proceeds from loans and borrowings	201	745	2,634	(1,889)
Payment for loans and borrowings	(189)	(702)	(2,486)	1,784
Payment for lease liabilities	(9)	(34)	(31)	(3)
Payment for costs of Extinguishment of debt	(4)	(17)	-	(17)
Payment for derivatives premiums	(10)	(36)	(15)	(21)
Interest paid	(86)	(317)	(278)	(39)
Dividends paid	(0)	(1)	(7)	6
Acquisition of non-controlling interest	(328)	(1,218)	-	(1,218)
Net cash used in financing activities	(88)	(328)	(183)	(145)
Net increase in cash and cash equivalents	(7)	(26)	138	(164)
Cash and cash equivalents at January 1	65	241	209	32
Exchange difference on cash and cash equivalents for the period	(4)	(15)	(9)	(6)
Cash and cash equivalents at the end of the period	54	200	337	(137)

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24

Revenue
Oncosalud Peru	204	215	221	230	237	244	253	269	273
Healthcare Services Peru	193	190	212	217	230	225	241	255	255
Healthcare Services Colombia	254	237	252	282	324	335	349	378	363
Healthcare Services Mexico	0	216	271	281	294	284	308	302	316
Holding and eliminations	(54)	(54)	(62)	(64)	(69)	(67)	(76)	(83)	(80)
Total revenue from contracts with customers	597	804	894	946	1,015	1,021	1,076	1,120	1,127
Cost of sales and services	(380)	(525)	(566)	(586)	(643)	(645)	(662)	(693)	(677)
Gross profit	217	279	328	360	372	376	414	427	449
Selling expenses	(44)	(39)	(46)	(51)	(55)	(42)	(53)	(48)	(55)
Administrative expenses	(114)	(153)	(144)	(191)	(177)	(193)	(191)	(202)	(195)
Impairment losses on trade receivables	1	(2)	(1)	(2)	(1)	(2)	0	(3)	(25)
Other expenses	0	(1)	0	0	0	(21)	0	0	0
Other income	5	6	8	20	10	13	11	8	54
Operating profit	66	90	145	136	149	130	182	183	229
Finance income	1	(2)	18	33	3	39	9	7	34
Finance costs	(83)	(124)	(139)	(129)	(175)	(340)	(177)	(189)	(138)
Net finance cost	(82)	(126)	(122)	(96)	(172)	(302)	(168)	(182)	(103)
Share of profit of equity-accounted investees	1	1	1	2	2	1	2	2	2
Profit (loss) before tax	(16)	(36)	24	42	(20)	(170)	16	3	127
Income tax (expense) benefit	17	(37)	(24)	(19)	3	(50)	(25)	5	(27)
Net Income	1	(73)	0	23	(18)	(219)	(8)	8	101
EBITDA	94	155	210	194	210	188	241	241	286
EBITDA Adjustments
Net Income	1	(73)	0	23	(18)	(219)	(8)	8	101
Income tax expense	(17)	37	24	19	(3)	50	25	(5)	27
Net finance cost	82	126	122	96	172	302	168	182	103
Depreciation and amortization	27	64	65	56	59	56	56	56	55
Pre-operating expenses	4	21	0	0	1	0	0	2	0
Business development expenses	1	1	1	0	0	0	0	1	(44)
Change in fair value of earn-out liabilities	0	0	0	(4)	0	21	0	0	0
Stock-based consideration	0	0	0	0	0	4	0	0	6
Personnel non-recurring compensation	0	0	0	0	0	0	0	4	2
Adjusted EBITDA	98	177	211	190	211	213	241	248	250

Key Operating Metrics

	YTD'24	YTD'23	% Change
Oncosalud Peru
Plan memberships (1) (2)	1,296,049	1,244,006	4.2%
Average monthly revenue per plan member (3)	S/ 59.72	S/ 57.97	3.0%
Preventive check-ups (4)	78,315	98,284	-20.3%
Patients treated (5)	52,907	50,254	5.3%
Medical loss ratio (6)	57.6%	51.7%	5.9 p.p

Healthcare Services (7)
Total bed capacity (1)(8)	2,199	2,192	0.3%
Surgeries (9)	67,253	67,196	0.1%
Emergency treatments (10)	274,982	265,506	3.6%
Operating capacity utilization (11)	81.3%	78.8%	2.5 p.p
Total capacity utilization (12)	67.3%	63.4%	3.8 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of September 30, 2024, we had 1,185,858 active members and 110,191 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the OncoSalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligent.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes only Grupo OCA, which was acquired on October 5, 2022. The information in this table for the year ended December 31, 2022, as it relates to Grupo OCA, includes January to September 2022 historical information provided to Auna by Grupo OCA and therefore, the full year 2022 information is presented for illustrative purposes and while we believe it is reliable, the first 9 months do not form part of our consolidated operating history.

8)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

9)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

10)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

11)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

12)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.